UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-290234

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Speyside Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1910 Pacific Ave., Ste 5060
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Gillett 214-228-8732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC
(Name – *if individual, state last, first, middle name*)

718 Paulus	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Gillett _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Speyside Advisors, LLC _____, as

of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____ NONE. _____

_____



Signature

Sole Member

Title



Notary Public



DEREK M DORSEY
Notary Public, State of Texas
Expires APRIL 16, 2022
I.D.# 131528355

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPEYSIDE ADVISORS, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2019

SPEYSIDE ADVISORS, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS

Statement of financial condition		2
Statement of operations		3
Statement of changes in member's equity		4
Statement of cash flows		5
Notes to financial statements		6-8
Supporting Schedules		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9-10
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT	12
BROKER-DEALER ANNUAL EXEMPTION REPORT	13



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Speyside Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Speyside Advisors, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Speyside Advisors, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Speyside Advisors, LLC's management. Our responsibility is to express an opinion on Speyside Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Speyside Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Speyside Advisors, LLC's financial statements. The supplemental information is the responsibility of Speyside Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

We have served as Speyside Advisors, LLC's auditor since 2017.
Dallas, Texas
February 25, 2020

SPEYSIDE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

Assets

Cash and cash equivalents	$	56,462
Accounts receivable	$	20,419
Prepaid expenses		1,686
Total Assets	$	78,567

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	-
Total Liabilities		-
Member's Equity		78,567
Total Liabilities and Member's Equity	$	78,567

The accompanying notes are an integral part of these financial statements.

SPEYSIDE ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues		
Consulting income	$	305,000
Dividend and interest income		2,051
Total Revenues		307,051
Expenses		
Registered representative compensation		271,887
Regulatory fees and expenses		2,088
Professional fees		22,978
Occupancy		2,200
Other expenses		3,158
Total Expenses		302,311
Gain on stock positions		5,260
Gain before provision for taxes		10,000
Provision for state income tax		-
Net Income	$	10,000

The accompanying notes are an integral part of these financial statements.

SPEYSIDE ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Balances at	
December 31, 2018	$63,567
Member's contributions	5,000
Net income	10,000
Balances at	
December 31, 2019	$78,567

The accompanying notes are an integral part of these financial statements.

SPEYSIDE ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows provided by (used for) operating activities:		
Net income	$	10,000
Adjustments to reconcile net income to net cash provided by (used) for operating activities:		
Unrealized gain on stock positions, net		(5,260)
Changes in assets and liabilities		
Increase in accounts receivable		(20,419)
Increase in other assets		(993)
Decrease in account payable and accrued expenses		(190)
Net cash used for operating activities		(16,862)
Cash flows from investing activities:		
Proceeds from sale of securities owned		62,340
Net cash provided by investing activities		62,340
Cash flows from financing activities:		
Contributions by managing member		5,000
Net cash provided (used) by financing activities		5,000
Net increase (decrease) in cash and cash equivalents		50,478
Cash and cash equivalents at beginning of year		5,984
Cash and cash equivalents at end of year	$	56,462
Supplemental Disclosures of Cash Flow Information:		
Cash paid (received) during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Organization and Nature of Business

Speyside Advisors, LLC (the "Company"), was formed on May 11, 2017. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company operates as a Texas Limited Liability Company ("LLC"). Its member has limited personal liability for the obligations or debts of the entity. The Company commenced its broker-dealer operations on January 18, 2019 and shall continue unless terminated in accordance with its operating agreement. The Company is engaged in providing advisory services involving private placement and mergers and acquisitions for its clients. It is intended that all offerings will be exempt from registration under the provisions of either Regulation D or Rule 144A. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and does not hold customer funds or safe-keep customer securities or engage in the underwriting of securities.

Upon commencing operations, the Company adopted the new accounting standard for revenue for contracts with customers. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019, there are no recognized contract liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2019, the Company had no such investments. The Company maintains is operating cash at a financial institution. At times, the amount on deposit at this institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance ("FDIC"). The Company has not experienced any losses related to amount in excess of FDIC limits.

Revenue Recognition

The Company provides advisory services on mergers and acquisitions. Advisory fees represent 100% of revenue earned by the Company. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue.

NOTE 1 – Organization and Nature of Business (Cont.)

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is subject to state income taxes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

NOTE 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2019, the Company had net capital of $56,462 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 3 – Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

NOTE 4 – Concentration Risk

The Company may at various times during the year have cash balances in excess of federally insured limits.

The Company believes that it is not exposed to any significant risk related to cash.

NOTE 5 – Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

NOTE 6 – Liabilities Subordinated to Claims of General Creditor

During the year ended December 31, 2019, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 7 – Recent Accounting Pronouncements

Upon commencing operations, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Other recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in accordance with the standards.

NOTE 8 – SIPC Supplemental Reporting

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

NOTE 9 – Commitments and Contingencies

The Company had no commitments or contingencies that were required to be accrued or disclosed.

NOTE 10 – Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through February 25, 2020, which represents the date the financial statements were available for issuance.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2019

Schedule I

SPEYSIDE ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

Computation of Net Capital

Total member capital qualified for net capital	$	78,567
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable		(20,419)
Other assets		(1,686)
Net capital before haircuts on securities positions		56,462
Net Capital	$	56,462

Aggregate indebtedness
Items included in statement of financial condition:

Accounts payable and accrued expenses		-
Total aggregate indebtedness	$	-

See accompanying report of independent registered public accounting firm.

9

Schedule I (continued)

SPEYSIDE ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ -
Minimum dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Minimum Net Capital Requirement	$ 5,000
Net Capital in Excess of Minimum Requirement	$ 51,462
Net capital less greater of net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 50,462
Ratio of Aggregate Indebtedness to Net Capital	0.0 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2019 and the corresponding unaudited filing of part IIA of the FOCUS Report/Form X-17A-5 filed by Speyside Advisors, LLC

See accompanying report of independent registered public accounting firm.

Schedule II

SPEYSIDE ADVISORS, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2019

EXEMPTIVE PROVISIONS

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended December 31, 2019



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Speyside Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Speyside Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Speyside Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Speyside Advisors, LLC stated that Speyside Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year, December 31, 2019, without exception. Speyside Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Speyside Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC

Dallas, Texas
February 25, 2020

 **SPEYSIDE**

BROKER-DEALER ANNUAL EXEMPTION REPORT
DECEMBER 31, 2019

Speyside Advisors, LLC, (the company) is responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) Speyside Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3 under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and

(2) Speyside Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

I, Daniel Gillett, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____
Daniel Gillett
Sole Member

February 25, 2020